Exhibit 1A-12

2 South Pointe, Suite 275

Lake Forest, CA 92630

P: 949.540.6540 | F: 949.540-6578

October 11, 2022

VIA EMAIL ONLY

NUGL, INC.

Attn: Bali Vaswani

13771 Roswell Ave Suite F

Chino, CA 91701

Re: NUGL, Inc. – Form 1-A POS

Dear Mr. Vaswani:

I, the undersigned, have acted as securities counsel to NUGL, Inc. (the “Company”) an Oklahoma corporation, in connection with the Company's Offering Statement on Form 1-A, as amended, (the “Offering Statement”), relating to the application for exemption from registration under Section 3(b) of the Securities Act of 1933, as amended (the “Act”), and Regulation A+ promulgated thereunder, of a maximum of 60,000,000 shares at an offering price of $0.015 per share.

This Offering will terminate will terminate the earlier of: (i) at 11:59 PM Pacific on September 27, 2023, subject to extension; (ii) upon the sale of the Maximum amount of securities offer hereunder; or (iii) until terminated earlier by the Issuer.

The minimum purchase requirement per investor is two hundred thousand (1200,000) common shares or three thousand dollars ($3,000); however, the Company can waive the minimum purchase requirement on a case-by-case basis in its discretion. The common stock contemplated in this Offering Statement will be validly issued, fully paid, and non-assessable.

The minimum purchase requirement per investor is one hundred thousand (200,000) common shares or three thousand dollars ($3,000); however, the Company can waive the minimum purchase requirement on a case-by-case basis in its discretion. The common stock contemplated in this Offering Statement will be validly issued, fully paid, and non-assessable.

For the purposes of rendering this opinion, I have examined corporate records, agreements, instruments and other documents of the Company, as I have deemed relevant and necessary as a basis for the opinion hereinafter set forth. In all such examinations, I have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of original and certified documents, the due authority of the parties signing such documents, and the conformity to original or certified documents of all copies submitted to us as conformed or reproduction copies.

As to questions of fact relevant to the opinions expressed herein, I have relied without investigation upon, and assumed the accuracy of, certificates and oral or written statements and other information of or from officers and/or directors of the Company and other persons with personal knowledge of such facts and/or circumstances.

I hereby consent to the use of this letter as an exhibit to the Offering Statement and to any and all references to this firm in the Offering. In so consenting, I do not admit that I am within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission.

Thank you in advance for your prompt attention to this matter.

Regards,

/s/ Jessica M. Lockett, Esq.

LOCKETT + HORWITZ

A Professional Law Corporation